SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
W-H Energy Services, Inc.
(Name of Subject Company)
Whitehall Acquisition Corp.
a wholly owned subsidiary of
Smith International, Inc.
(Name of Filing Person — Offerors)

Common Stock, $0.0001 Par Value Per Share
together with the associated preferred share purchase rights
(Title of Class of Securities)

92925E108
(CUSIP Number of Class of Securities)

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032
(281) 443-3370
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
Daniel A. Neff, Esq.
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,032,682,372	$119,184.42***

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 32,383,154 shares of W-H common stock (the sum of (x) 30,711,232 shares of W-H common stock outstanding, (y) 1,411,838 shares of W-H common stock issuable upon the exercise of outstanding options and (z) 260,084 restricted stock awards outstanding, each as of June 23, 2008 (as set forth by W-H in its Solicitation/Recommendation Statement on Schedule 14D-9, filed June 24, 2008) and (ii) the average of the high and low sales prices of W-H common stock as reported on the New York Stock Exchange on June 17, 2008 ($93.65).

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

***	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,883.49.	Filing Party: Smith International, Inc.
Form or Registration No.: Form S-4 333-151897.	Date Filed: June 24, 2008.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 24, 2008 by Smith International, Inc., a Delaware corporation (“Smith”), and Whitehall Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Smith (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, $0.0001 par value per share, of W-H Energy Services, Inc., a Texas corporation (“W-H”), together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated May 31, 2002, as amended, by and between W-H and Computershare Trust Company, N.A., as Rights Agent (the “Shares”), at the election of the holder thereof: (a) $56.10 in cash, without interest, and 0.48 shares of Smith common stock, par value $1.00 per share, including the associated preferred share purchase rights (“Smith Common Stock”) (the “Mixed Consideration”), (b) $93.55 in cash, without interest (the “All-Cash Consideration”), or (c) 1.1990 shares of Smith Common Stock (the “All-Stock Consideration”), subject in each case to the election procedures and, in the case of elections of the All-Cash Consideration or the All-Stock Consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Smith has filed with the SEC a Registration Statement on Form S-4, dated June 24, 2008, and amended on June 25, 2008 and July 21, 2008, relating to the offer and sale of Smith Common Stock to be issued to holders of Shares in the Offer (as it may be amended from time to time, the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any amendment, prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Smith or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented and amended by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 3, 2008, by and among Smith, W-H and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

All capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Prospectus.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

     “Smith has arranged $2.0 billion of new financing in connection with the Offer and the Merger. Smith has secured commitments for a $1.0 billion senior unsecured bridge loan facility with a term of 364 days and a $1.0 billion senior unsecured term loan facility expiring June 30, 2012 from a syndicate of lenders. Loans under the bridge and term facilities are expected to bear interest, at Smith’s option, at a rate equal to either a base rate or the adjusted London Inter-bank Offered Rate plus a spread based on Smith’s current credit rating. The facilities will be fully drawn upon closing and used to fund the cash portion of the consideration to W-H shareholders and transaction-related fees and expenses, with any additional amounts used for other general corporate purposes. Smith may only borrow amounts under this bridge facility and term facility if the Offer is successful. The bridge facility and term facility will include terms and conditions customary for agreements of this type and are expected to be consistent with the terms and conditions set forth in Smith’s existing revolving credit facility. After closing, Smith presently intends, depending on market conditions and other factors, to refinance the bridge facility prior to its maturity; however, no agreements, arrangements or understandings have been entered into with respect to such refinancing at this time.”

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(a)(3) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On July 18, 2008, following consultation with the Antitrust Division of the Department of Justice (“DOJ”), Smith withdrew and re-filed its Hart-Scott-Rodino notification with respect to the Offer. The Hart-Scott-Rodino waiting period will expire at 11:59 p.m. on August 18, 2008, unless early termination of the waiting period is granted or Smith or W-H receives a request for additional information or documentary material. Smith remains very confident that all required regulatory approvals will be received.”

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On July 10, 2008, Smith and W-H agreed in principle with the shareholder plaintiff to settle a purported class action lawsuit filed in Texas relating to the Offer and the other transactions contemplated by the Merger Agreement.

Under the terms of the proposed settlement, the claims of the named plaintiff and the proposed class of public shareholders relating to the Offer and the Merger Agreement and the transactions contemplated thereby will be dismissed on behalf of the settlement class. Finalization of proposed settlement remains subject to several conditions, including court approval and completion of the Offer and the other transactions contemplated by the Merger Agreement. In connection with the proposed settlement, Smith and W-H have agreed to provide additional disclosures in the Registration Statement and W-H’s solicitation/recommendation statement on Schedule 14D-9, respectively. The parties also contemplate that plaintiff’s counsel will petition the court for an award of attorneys’ fees and expenses to be paid by defendants, up to an agreed-upon limit.”

Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On July 18, 2008, Smith and W-H announced that Smith has extended the expiration date of the Offer to acquire all the outstanding Shares to 12:00 midnight, New York City time, at the end of Monday, August 4, 2008, unless extended further. Based on a preliminary count by the exchange agent for the Offer, there were tendered and not withdrawn 2,047,293 Shares as of July 18, 2008.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)	(D)	Joint Press Release issued by Smith and W-H, dated July 18, 2008, announcing the extension of the Offer and pending a Hart-Scott-Rodino update.
(b)(1)		Commitment Letter, dated as of July 2, 2008, between Smith and Bank A.
(b)(2)		Commitment Letter, dated as of July 3, 2008, between Smith and Bank B.
(b)(3)		Commitment Letter, dated as of July 8, 2008, between Smith and Bank C.
(b)(4)		Commitment Letter, dated as of July 10, 2008, between Smith and Bank D.
(b)(5)		Commitment Letter, dated as of July 14, 2008, between Smith and Bank E.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:  July 21, 2008

SMITH INTERNATIONAL, INC.

By:	/s/ Richard E. Chandler, Jr.
Name:  Richard E. Chandler, Jr.

Title:	Senior Vice President, General Counsel and Corporate Secretary

WHITEHALL ACQUISITION CORP.

By:	/s/ Richard E. Chandler, Jr.
Name:  Richard E. Chandler, Jr.
Title:   Director and Secretary

EXHIBIT INDEX

(a)(1)(A)		Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to Smith’s Registration Statement on Form S-4 filed on June 24, 2008 (the “S-4”)).
(a)(1)(B)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4).
(a)(1)(C)		Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the S-4).
(a)(1)(D)		Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.6 to the S-4).
(a)(4)		Prospectus registering the offer and sale of Smith Common Stock to be issued in the Offer (incorporated by reference to the S-4).
(a)(5)(A)		Joint Press Release issued by Smith and the W-H, dated June 3, 2008, announcing the execution of the Agreement and Plan of Merger among Smith, W-H and Offeror (incorporated by reference to Exhibit 99.01 to the Form 8-K filed by Smith on June 5, 2008).
(a)(5)(B)		Form of Summary Advertisement published in the New York Times on June 24, 2008 (incorporated by reference to Exhibit 99.7 to the S-4).
(a)(5)(C)	*	Joint Press Release issued by Smith and W-H, dated June 24, 2008, announcing the commencement of the Offer.
(a)(5)(D)		Joint Press Release issued by Smith and W-H, dated July 18, 2008, announcing the extension of the Offer and providing a Hart-Scott-Rodino update.
(b)(1)		Commitment Letter, dated as of July 2, 2008, between Smith and Bank A.
(b)(2)		Commitment Letter, dated as of July 3, 2008, between Smith and Bank B.
(b)(3)		Commitment Letter, dated as of July 8, 2008, between Smith and Bank C.
(b)(4)		Commitment Letter, dated as of July 10, 2008, between Smith and Bank D.
(b)(5)		Commitment Letter, dated as of July 14, 2008, between Smith and Bank E.
(d)(1)		Agreement and Plan of Merger, dated as of June 3, 2008, among Smith, W-H and Offeror (incorporated by reference to the Form 8-K filed by Smith on June 5, 2008).

*Previously filed with this Schedule TO.